SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CorMedix Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

21900C308
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21900C308	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,662,591*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,662,591*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,662,591*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON PN

* Rows (7), (9) and (11) include 464,706 shares of Common Stock, 1,805,932 shares of Common Stock issuable upon conversion of Series G Preferred Stock and 391,953 shares of Common Stock issuable upon conversion of Series E Preferred Stock. The Series G Preferred Stock and Series E Preferred Stock is subject to the Ownership Limitation (as defined in Item 5(a)), which applies to the Reporting Persons collectively. The percentage set forth in row (13) and the number of shares of Common Stock set forth in rows (7), (9) and (11) do not give effect to the Ownership Limitation applied to the Reporting Persons collectively. Therefore, the actual percentage and the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation applied to the Reporting Persons collectively may be less than the percentage reported in row (13) and the number of shares of Common Stock reported in rows (7), (9) and (11).

CUSIP No. 21900C308	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,122,873*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,122,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,122,873*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON PN

* * Rows (8), (10) and (11) include 368,668 shares of Common Stock and 3,754,205 shares of Common Stock issuable upon conversion of Series G Preferred Stock. The Series G Preferred Stock is subject to the Ownership Limitation, which applies to the Reporting Persons collectively. The percentage set forth in row (13) and the number of shares of Common Stock set forth in rows (8), (10) and (11) do not give effect to the Ownership Limitation applied to the Reporting Persons collectively. Therefore, the actual percentage and the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation applied to the Reporting Persons collectively may be less than the percentage reported in row (13) and the number of shares of Common Stock reported in rows (8), (10) and (11).

CUSIP No. 21900C308	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,122,873*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,122,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,122,873*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON CO

* Rows (8), (10) and (11) include 368,668 shares of Common Stock and 3,754,205 shares of Common Stock issuable upon conversion of Series G Preferred Stock. The Series G Preferred Stock is subject to the Ownership Limitation, which applies to the Reporting Persons collectively. The percentage set forth in row (13) and the number of shares of Common Stock set forth in rows (8), (10) and (11) do not give effect to the Ownership Limitation applied to the Reporting Persons collectively. Therefore, the actual percentage and the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation applied to the Reporting Persons collectively may be less than the percentage reported in row (13) and the number of shares of Common Stock reported in rows (8), (10) and (11).

CUSIP No. 21900C308	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On September 6, 2019, the Elliott Stockholders and the Issuer consummated the transactions under the Exchange Agreement disclosed in Amendment No. 8 of the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (e) are hereby amended and restated as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 1,207,512 shares of Common Stock, constituting approximately 4.99% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below).

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 23,824,508 shares of Common Stock outstanding as of August 12, 2019 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 14, 2019.

Each of Elliott, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying the Issuer's Series G Preferred Stock and Series E Preferred Stock. Such securities contain restrictions on conversion such that they may not be converted if the number of shares of Common Stock to be issued pursuant to such conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 4.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation"). Elliott, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion of such securities if such conversion would cause Elliott's, Elliott International's and EICA's aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(e) September 6, 2019.

CUSIP No. 21900C308	Schedule 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 6, 2019, in connection with the closing of the transactions contemplated under the Exchange Agreement, the Issuer, Elliott, Manchester and Elliott International also amended and restated the Registration Rights Agreement, dated as of November 9, 2017, by and among the Issuer, Elliott, Manchester and Elliott International, in order to include the shares of Common Stock currently held by Elliott, Manchester and Elliott International, and the shares of Common Stock issuable upon conversion of the Series G Preferred Stock and the Series E Preferred Stock as registrable securities thereunder.

CUSIP No. 21900C308	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 10, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President